UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024
Commission File Number: 001-40394

Similarweb Ltd.
(Translation of registrant’s name into English)

33 Yitzhak Rabin St.,
Givatayim, 5348303, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                 Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Completion of Acquisition of 42matters AG.

On July 1, 2024, Similarweb Ltd. (“Similarweb” or the “Company”) announced the completion of its acquisition of 42matters AG. (“42matters”), a prominent app intelligence provider, headquartered in Zurich, Switzerland. The financial terms of the acquisition were not disclosed.

The press release announcing the acquisition is appended as Exhibit 99.1 to this Form 6-K.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit Number	Description

99.1	Similarweb Announces Acquisition of 42matters Strengthening Leadership in App Intelligence

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: July 1, 2024	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer